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Albert Lung

Partner

+1.650.843.7263

Albert.lung@morganlewis.com

December 15, 2022

VIA EDGAR AS CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jordan Nimitz

Re:	SeaStar Medical Holding Corporation
Registration Statement on Form S-1
Filed November 21, 2022
File No. 333-268503

Dear Ms. Nimitz:

On behalf of SeaStar Medical Holding Corporation, a Delaware corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter dated December 5, 2022 (the “Comment Letter”), relating to the above-referenced filing of the Company’s Registration Statement on Form S-1 (the “Form S-1”).

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Company, which we have not independently verified. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter, and the text of the Staff’s comments is reproduced in italics below. Capitalized terms used but not defined herein have the meanings set forth in the Form S-1.

Jordan Nimitz

December 15, 2022

Form S-1 filed November 21, 2022

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the Selling Securityholders paid for such securities.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page accordingly.

2.

We note that the exercise price of the private placement and PIPE warrants is $11.50. We also note that the closing price of your Common Stock was $3.93 per share as of November 18, 2022. As the warrants are out of the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 4, 35-36, and 52 accordingly.

3.

We note the significant number of redemptions of your Common Stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Common Stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Common Stock.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and page 35 accordingly.

Summary

Summary of Risks, page 2

4.

Please expand the last risk factor on page 3 to explain that you have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration if certain conditions are met, but that none of the Private Placement Warrants will be redeemable by you so long as they are held by the Sponsor or its permitted transferees, as you further explain elsewhere in your prospectus.

Jordan Nimitz

December 15, 2022

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 3 accordingly.

Risk Factors

If the Company fails to obtain additional financing, it would be forced to delay. . ., page 7

5.	Please revise this risk factor to update it for the most current information now that you have consummated the contemplated transactions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 7-8 accordingly.

The issuances of our Common Stock to the Selling Securityholders upon conversion of Warrants will cause dilution to our existing stock…, page 34

6.

Please revise this risk factor to disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the Sponsor will have an incentive to sell because it will still profit on sales because of the lower price that it purchased its shares than the public investors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 34 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 46

7.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s Class A ordinary shares. Your discussion should highlight the fact that the Sponsor, a beneficial owner of 45.2% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 47 accordingly. The Company notes that following the reclassification of the Company’s capital structure in connection with the closing of the business combination, the Company no longer has an “Class A” or “Class B” common stock or ordinary shares, and instead the Company has only one class of common stock.

Jordan Nimitz

December 15, 2022

8.

We note that you entered into forward purchase agreements with Vellar and HB Strategies. Please revise to describe the material terms of these agreements, any payments made thereunder thus far, and discuss the risks that these agreements pose to other holders. For example, discuss how such purchases have so far, and would in the future, impact the cash you have available for other purposes and to execute your business strategy.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 47 to describe material terms of the forward purchase agreements and the payments made thereunder thus far. The Company notes that the forward purchase agreements do not pose any risk to “other holders” of the Company, except that Vellar and HB Strategies (the “FPA Sellers”) may decide to sell shares of Common Stock they currently hold into the market in the future, which may negatively impact the trading price of Common Stock. The Company believes that the forward purchase agreements allow the Company to raise additional capital because the Company is entitled to receive a portion of proceeds from future sales of shares by FPA Sellers pursuant to the terms of the forward purchase agreements. However, FPA Sellers may not be incentivized to make any such sales if the trading price of Common Stock is below the specified “reset price” as defined in the forward purchase agreement. Accordingly, the Company has revised the disclosures on page 47 to discuss future impact of the forward purchase agreements on the Company’s cash flow and the risks associated thereof.

Liquidity and Capital Resources, page 51

9.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Common Stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination, including the effects of any purchases made under the forward agreements. We also note that you may raise additional capital through the sale of equity or convertible debt securities. Please discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 52 accordingly.

Our Clinical Stage Product Candidates, page 68

10.

You state on page 68 that you expect to submit the IDE protocol for your pivotal trial of SCD for treating adult patients with acute kidney injury to the FDA “by the end of the third quarter of 2022,” and similarly reference this timeline on page 69. Please update this statement to reflect the current status of the submission.

Jordan Nimitz

December 15, 2022

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 68-69 accordingly.

General

11.

Please revise your prospectus to highlight any differences in the current trading price, the prices that the Sponsor, PIPE investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly throughout the Form S-1.

*    *    *    *    *    *

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned by telephone at (650)843-7263 or via email at albert.lung@morganlewis.com.

Sincerely,

Morgan, Lewis & Bockius LLP

By:	/s/ Albert Lung
Name:	Albert Lung
cc: